RMS

SI 

17018272

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Section AUG 30 2017 Washington DC 412

SEC FILE NUMBER
8-37613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Frwy, Ste 409
(No. and Street)

Hurst	TX	76053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal E. Ferguson 817-553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell, LLC
(Name – *if individual, state last, first, middle name*)

2821 West Seventh St. Ste 700	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OKB

OATH OR AFFIRMATION

I, Randal E. Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROCHELLE M. KNIGHT
My Notary ID # 124370876
Expires October 22, 2018

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
First Western Securities, Inc.

We have audited the accompanying statement of financial condition of First Western Securities, Inc. (the Company) as of June 30, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the supplemental information) on pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 10 through 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 28, 2017

AN INDEPENDENT MEMBER OF
BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 **F:** 817.429.5936

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Cash in bank	$ 48,446	
Commissions receivable	170,559	
Clearing deposit	67,344	
Related party receivable	4,346	
Furniture and equipment, at cost, less accumulated depreciation of $22,623	380	
TOTAL ASSETS		$ 291,075

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions and wages payable	$ 87,976	
Commissions payable to independent agents	84,938	
Accounts payable	10,284	
Federal income tax payable	5,856	
Deferred federal income tax	129	
Total Liabilities		$ 189,183
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding	8,897	
Additional paid-in capital	78,639	
Retained earnings	14,356	
Total Stockholders' Equity		101,892
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 291,075

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2017

REVENUES		
Commissions	$ 1,508,419	
Investment advisory fees	315,401	
Interest income	71,386	
Total Revenues		$ 1,895,206
EXPENSES		
Employee compensation and benefits	812,420	
Independent agent commissions	561,789	
Clearing charges	69,896	
Occupancy	56,277	
Communication and data processing	56,190	
Other operating expenses	283,724	
Total Expenses		1,840,296
INCOME BEFORE FEDERAL INCOME TAX		54,910
FEDERAL INCOME TAX		3,189
NET INCOME		$ 51,721

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2016	$ 8,897	$ 78,639	$ 100	$ 87,636
Stockholder distributions	-	-	(37,465)	(37,465)
Net income	-	-	51,721	51,721
BALANCE - June 30, 2017	$ 8,897	$ 78,639	$ 14,356	$ 101,892

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 51,721	
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	(19,689)	
Related party receivable	(4,346)	
Clearing deposits	(1,434)	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	24,675	
Accounts payable	2,859	
Commissions payable to independent agents	8,956	
Federal income tax payable	3,189	
Net Cash Provided by Operating Activities		$ 65,931
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(37,465)	
Net Cash Used in Financing Activities		(37,465)
NET INCREASE IN CASH AND CASH EQUIVALENTS		28,466
CASH AND CASH EQUIVALENTS - Beginning of Year		19,980
CASH AND CASH EQUIVALENTS - End of Year		$ 48,446

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal income tax paid	$ -

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The Company operates under a clearing agreement with First Clearing, LLC (First Clearing), an affiliate of Wells Fargo and Company. Under this agreement, First Clearing clears transactions for the Company's customers and carries the accounts of customers on a fully disclosed basis. The predominance of the Company's customers live in Texas and Oklahoma.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2017 consist of cash in bank.

During the year ended June 30, 2017, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2017. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2017, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2017 amounted to $-0-.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes First Clearing to execute all of its customers' stock and bond transactions. First Clearing remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2017 was $968.

INCOME TAXES

The Company accounts for income taxes in accordance with U.S. GAAP which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2017, the Company had a balance of $67,344 on deposit with First Clearing. The Company is required to maintain a clearing deposit balance with this clearing broker for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company had net capital of $97,166 that was $47,166 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

NOTE 5 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax liability of $129 as of June 30, 2017 relates to accumulated tax depreciation being more than accumulated book depreciation by $380.

The federal income tax payable at June 30, 2017 is calculated as follows:

Federal Income Tax (Receivable) Payable	
Pre-tax income per financial statements	$ 54,910
Timing and Permanent differences, net:	(1,907)
Income for federal income tax purposes	53,003
Effective federal income tax rate	15.57%
Current federal income tax expense per tax return	8,251
Less: Federal income tax deposits/credits made for current period	(2,395)
Federal Income Tax Payable	$ 5,856

The components of federal income tax expense for the year ended June 30, 2017 are as follows:

Current	$ 8,251
Other	(5,062)
Federal Income Tax Expense	$ 3,189

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2017, the Company elected not to make any discretionary contribution.

NOTE 7 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2017.

NOTE 8 - OPERATING LEASE

The Company is committed to leasing its present office location through March 31, 2021. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2017 was $56,277. The future minimum rental payments based upon the base amounts, plus estimated electrical, under the noncancelable operating lease is as follows:

Years Ending June 30,	Amount
2018	$ 72,898
2019	75,879
2020	78,031
2021	58,327
Total	$ 285,135

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 28, 2017, which is the date that the financial statements were available to be issued.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2017**

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2017

NET CAPITAL		
Total stockholders' equity - book purposes	$	101,892
Deductions		-
Total Stockholders' Equity Qualified for Net Capital		101,892
Allowable credits or other deductions		-
Total Capital and Allowable Credits		101,892
Deductions and/or Charges		
Non-allowable assets:		
Related party receivable		4,346
Property and equipment - net of accumulated depreciation		380
Total Deductions and/or Charges		4,726
Net Capital Before Haircuts on Securities Positions		97,166
Haircuts on Securities		-
Net Capital	$	97,166
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	87,976
Commissions payable to independent agents		84,938
Accounts payable		10,284
Federal income tax payable		5,856
Total Aggregate Indebtedness	$	189,054
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1500% (or $50,000, whichever is greater)	$	47,166
Ratio of aggregate indebtedness to net capital		1.95 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2017)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	97,166

SCHEDULE II

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2017

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required.



Report of Independent Registered Public Accounting Firm

Board of Directors
First Western Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Western Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended June 30, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 28, 2017

First Western Securities, Inc.
669 Airport Freeway, Suite 409, Hurst, TX 76053
817-553-1492 Direct / 817-553-2695 Fax
800-327-1279 Toll Free
Sound financial guidance since 1987.

EXEMPTION REPORT

First Western Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 40.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I Randal E. Ferguson, swear (or affirm) that to the best of my knowledge and belief this Exemption Report is true and correct.



By: Randal E. Ferguson

Title: President

Date: August 28, 2017



Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Directors
First Western Securities, Inc.
Hurst, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by First Western Securities, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Board of Directors
First Western Securities, Inc.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
August 28, 2017

SIPC-7B (34-REV 6/17)

SECUR'''ES INVESTOR PROTECTION COF''ORATION
.O. Box 92185 Washington, D.C. 20090-2 5
202-371-8300

General Assessment Reconciliation

SIPC-7B (34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

37613 FINRA JUN
FIRST WESTERN SECURITIES INC
669 AIRPORT FWY STE 409
HURST TX 76053-3964

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2f from page 2) $ 743.99

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (444.32)

4/17/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 299.67

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 299.67

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 299.67

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Securities, Inc
(Name of Corporation, Partnership or other organization)

Craig Kilpatrick
(Authorized Signature)

CFO
(Title)

Dated the 27 day of July, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,895,206 (the sum of both periods)	$ 868,698	$ 1,026,508
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		642,418	776,830
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		34,201	35,695
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$______ $______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 14,351 $ 14,203		
Enter the greater of line (i) or (ii)		14,351	14,203
Total deductions		690,970	826,728
2d. SIPC Net Operating Revenues		$ 177,728	$ 199,780
2e. General Assessment at applicable rate for assessment period.		$ 444.32 @.0025	$ 299.67 @.0015
2f. Total General Assessment add both columns.		$ 743.99 (to page 1, line 2.A.)	

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2017
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2017